4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Reports Third Quarter Financial Results

WINNIPEG, Manitoba – (April 22, 2004) Medicure Inc. (TSX: MPH/Amex: MCU), a cardiovascular drug discovery and development company, today reported financial results for the three-month and nine-month periods ending February 29, 2004. Unless otherwise stated, the dollar values quoted herein represent Canadian dollars.

As at February 29, 2004, the Company had cash and cash equivalents totaling $21,860,000 compared to $4,130,000 as of May 31, 2003. For the nine months ended February 29, 2004, the Company received net proceeds of $14,935,000 from the exercise of options and warrants. The majority of these proceeds - $14,578,000 - came from the exercise of warrants and agents’ compensation units that expired on December 20, 2003. The warrants and units were part of a public offering in December 2001. At the end of the third quarter, the total number of common share outstanding was 66,329,993, compared to 38,509,864 at the end of fiscal 2003.

Research and development expenditures during the quarter were $1,090,000 as compared to $584,000 for the same quarter in fiscal 2003. The year-to-date research and development expenditures were $2,739,000 compared to $2,515,000 for the nine-month period ended February 28, 2003. This increase in R & D expenditures is due primarily to the expanded activities in connection with the Company’s two clinical development programs involving MC-1 and MC-4232.

The Company anticipates research and development expenditures to be higher for the remainder of fiscal 2004 when compared with the same period in fiscal 2003. The most significant component of these expenditures will be associated with the Phase II/III clinical trial in patients undergoing coronary artery bypass graft (CABG) procedures, which commenced in April 2004. The Phase II portion of this trial will enroll up to 900 patients and is expected to take 12 months to complete enrollment.

“The initiation of the CABG trial signified a major milestone for the Company,” stated Albert D. Friesen, PhD, Medicure’s President and CEO. “This trial represents an integral component in our overall strategy to establish MC-1 as a powerful cardioprotective drug for the treatment of cardiovascular diseases and stroke. ”

In April 2004, the Company announced positive preliminary results from its clinical development program for MC-4232 in diabetic hypertensive patients. These results support the Company proceeding with the expansion of its MC-4232 clinical development program. MC-4232 is a combination product incorporating MC-1 and an ACE Inhibitor. The initial Phase II trial tested MC-1 alone to establish complementary therapeutic effects of MC-1 and dosing regimens.

The third quarter of fiscal 2004 was highlighted by the listing of the Medicure stock on the American Stock Exchange® (Amex®), on February 17, under the ticker symbol MCU. As part of the day's events, Medicure hosted a luncheon presentation at the Waldorf=Astoria Hotel for 100 people from the New York financial and business communities. In attendance were biotech analysts, retail brokers, portfolio managers, investment bankers and private investors.

"This United States listing has resulted in increased visibility in the U.S. marketplace for Medicure and has made the Company’s stock significantly more accessible to U.S. investors," Dr. Friesen stated.

Interest and other income for the third quarter ended February 29, 2003 was $163,000 compared to $69,000 for the third quarter ended February 28, 2003. For the nine months ended February 29, 2004, interest and other income totaled $317,000 compared to $193,000 for the same period in fiscal 2003. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

General and administrative expenditures for the third quarter ended February 29, 2004 totaled $530,000, compared to $394,000 for the same period in fiscal 2003. For the nine months ended February 29, 2004, general and administrative expenditures totaled $1,363,000 compared to $950,000 for the same period a year ago. The increase is attributable to higher business development expenses associated with the listing of the Company’s common shares on the American Stock Exchange. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2004 in support of its business activities.

As a result of the above noted items, the financial results for the three months ended February 29, 2004 include a consolidated net loss from operations of $1,468,000 or $0.02 per share, compared to $917,000 or $0.02 per share for the three-month period ended February 28, 2003. The net loss for the nine months ended February 29, 2004 was $3,814,000 or $0.07 per share, compared to a net loss of $3,296,000 or $0.09 per share for the same period a year ago.

An expanded version of the Management Discussion and Analysis and the financial statements for the quarter are accessible on Medicure’s website at www.medicureinc.com.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company's second product candidate, MC-4232, is being targeted as a complementary therapy in hypertension, initially in diabetic hypertensive patients. Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

The Company also has a medicinal chemistry-based Drug Discovery Program, which is similarly focused on advancing novel therapeutics to address unmet cardiovascular needs.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com